Exhibit 99.16

RPA (USA) Ltd.
Suite 505, 143 Union Boulevard, Lakewood, Co, USA  80228
T (303) 330-0950 F (303) 330-0949
www.rpacan.com

CONSENT OF ROSCOE POSTLE ASSOCIATES INC.

We consent to the inclusion in this annual report on Form 40-F of New Gold Inc., which is being filed with the United States Securities and Exchange Commission, of references to our name in connection with, and to the use of information derived from, the technical report entitled “Technical Report on the New Afton Project, British Columbia, Canada” dated December 31, 2009, the technical report entitled “Technical Report on the Mesquite Mine, Brawley, California, USA” dated February 26, 2010, the technical report entitled “Technical Report on the Cerro San Pedro Mine, San Luis Potosí, Mexico” dated February 16, 2010 and amended March 22, 2010, and the technical report entitled “Technical Report on the El Morro Project, Region III, Chile” dated March 23, 2012, included in the Annual Information Form of New Gold Inc. for the financial year ended December 31, 2011, and we consent to the incorporation by reference of such information in the registration statement on Form S-8 (File No. 333-160500) of New Gold Inc.

Dated this 26th day of March, 2012

ROSCOE POSTLE ASSOCIATES INC.

(Signed) “Richard J. Lambert”

Name:        Richard J. Lambert
Title:         P.E. and Executive Vice-President
of Roscoe Postle Associates Inc.